07025663

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

25 July 2007

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 31 2007
WASH. D.C. 160

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

PROCESSED
AUG 06 2007
THOMSON
FINANCIAL

dlw 8/3

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL ADVISES OF CHANGE TO SEGMENT REPORTING

Sydney, 25 July 2007: At the 2007 strategic review on 18 April 2007, Coca-Cola Amatil Limited (CCA) announced the formation of a Food & Services Division that includes SPC Ardmona, Neverfail, Quirks and Grinders Coffee. CCA today advises the detail of the changes to its segment reporting in respect of this new Division.

Quirks Refrigeration Equipment

A key strategy underpinning the acquisition by CCA of Quirks in 2004 was to leverage the company's expertise in commercial cold drink equipment management into the cold drink equipment fleet of CCA Australia's Beverage division. To achieve this, CCA also announces that Quirks has acquired the existing cold drink equipment fleet of CCA Australia's Beverage division and will assume responsibility for all new cold drink equipment purchases. The cold drink equipment lease cost between CCA Australia's Beverage division and the Food & Services division is reflected in the restated segment financials within this announcement.

This segment reporting change, which will be reported for the first time in the first half 2007 results to be announced on 9 August 2007, affects only the composition of CCA's segment information and will not impact CCA's Group earnings and balance sheet previously reported to the market.

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Macquarie St
Sydney NSW 2000
AUSTRALIA

The following tables summarise CCA's 2006 divisional trading revenue and earnings in the new reporting format, by half year, as well as the originally reported trading revenue and EBIT numbers.

CCA Trading Revenue – New Reporting Segment Format

$'M	H1 2006	H2 2006	Full Year 2006
Beverages			
Australia	1,043.4	1,155.5	2,198.9
New Zealand & Fiji	201.2	215.1	416.3
South Korea	366.7	344.8	711.5
Indonesia & PNG	184.4	286.4	470.8
Food & Services (incl. Neverfail, Grinders, Quirks)	260.1	295.5	555.6
Trading Revenue	**2,055.8**	**2,297.3**	**4,353.1**

CCA Trading Revenue – Old Reporting Format

$'M	H1 2006	H2 2006	Full Year 2006
Beverages			
Australia (incl. Neverfail, Grinders, Quirks)	1,105.8	1,219.3	2,325.1
New Zealand & Fiji	201.2	215.1	416.3
South Korea	366.7	344.8	711.5
Indonesia & PNG	184.4	286.4	470.8
SPC Ardmona	197.7	231.7	429.4
Trading Revenue	**2,055.8**	**2,297.3**	**4,353.1**

CCA EBIT – New Reporting Segment Format

$'M	H1 2006	H2 2006	Full Year 2006
Beverages			
Australia	185.8	211.5	397.3
New Zealand & Fiji	30.6	34.5	65.1
South Korea	8.1	9.9	18.0
Indonesia & PNG	(11.6)	29.2	17.6
Food & Services (incl. Neverfail, Grinders, Quirks)	38.3	44.5	82.8
Share of net profit (loss) of Pacific Beverages JV (50%)	-	(0.3)	(0.3)
EBIT	**251.2**	**329.3**	**580.5**

CCA EBIT – Old Reporting Format (as announced on 7 February 2007)

$'M	H1 2006	H2 2006	Full Year 2006
Beverages			
Australia (incl. Neverfail, Grinders, Quirks)	204.9	229.0	433.9
New Zealand & Fiji	30.6	34.5	65.1
South Korea	8.1	9.9	18.0
Indonesia & PNG	(11.6)	29.2	17.6
SPC Ardmona	19.2	27.0	46.2
Share of net profit (loss) of Pacific Beverages JV (50%)	-	(0.3)	(0.3)
EBIT	**251.2**	**329.3**	**580.5**

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

Analysts
Paul Irving
Ph: +61 2 9259 6185
paul.irving@anz.ccamatil.com

END